UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2005 (July 27, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On July 28, 2005, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our" and "us") acquired a seven-story office building containing approximately 115,130 rentable square feet located on approximately 1.26 acres of land in Burbank, California ("Buena Vista Plaza") through Behringer Harvard Buena Vista Plaza LP, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The total contract purchase price of Buena Vista Plaza, exclusive of closing costs and initial escrows, was $32,950,000. To pay such contract purchase price, we used borrowings of $22,000,000 under a loan agreement (the "Buena Vista Plaza Loan Agreement") with Bear Stearns Commercial Mortgage, Inc. (the "Buena Vista Plaza Lender"), issued 393,260 units of limited partnership interest in our operating partnership valued at $8.90 per unit for a total of $3,500,014 and proceeds from our offering of common stock to the public. For a description of the Buena Vista Plaza Loan Agreement, see Item 2.03 below. The Buena Vista Plaza Loan Agreement has also been filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference.

The purchase price for the transaction was determined through negotiations between the Buena Vista Plaza seller, Ryanco Partners Ltd. No. X, an uaffiliated third party (the "Seller"), and Behringer Advisors LP, our advisor, and its affiliates. In evaluating Buena Vista Plaza as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenant from rent and expense reimbursements less Buena Vista Plaza's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, quality of tenant, length of lease, price per square foot and occupancy. Our advisor believes that Buena Vista Plaza is well located, has acceptable roadway access, attracts a high-quality tenant, is well maintained, adequately insured and has been professionally managed.

Buena Vista Plaza, which was constructed in 1991, is 100% leased to Disney Enterprises, Inc.

Disney Enterprises, Inc. is an international entertainment company that operates theme parks and resorts throughout the world, as well as multiple television networks and radio stations. Disney Enterprises, Inc. leases all 115,130 square feet of Buena Vista Plaza for an annual rent of $3,730,212 under a three-part staggered lease that expires in December 2008, 2009 and 2010 with four consecutive five-year renewal options available.

HPT Management Services LP (the "Buena Vista Plaza Property Manager"), our affiliate, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Buena Vista Plaza. Among other things, the Buena Vista Plaza Property Manager has the authority to negotiate and enter into leases of Buena Vista Plaza on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. The Buena Vista Plaza Property Manager has subcontracted certain of its on-site management services to an affiliate of the Seller, Millennium Products, LLC, a California limited liability company doing business as CMS Management Company.

As compensation for its services, the Buena Vista Plaza Property Manager or its affiliates is entitled to reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1. A property management fee equal to 3% of the monthly gross revenues from Buena Vista Plaza.

2. An annual asset management fee equal to 0.6% of the asset value.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

We entered into the Buena Vista Plaza Loan Agreement on July 27, 2005. The interest rate under the loan is fixed at 5.324% per annum. Monthly payments of interest are required through August 2010, with monthly payments of $122,495 required beginning September 2010 and continuing to the maturity date, August 1, 2015. Prepayment, in whole or in part, is permitted from and after the third monthly payment date prior to the maturity date, provided that at least thirty days prior written notice is given.

In addition, we have guaranteed payment of the obligation under the Buena Vista Plaza Loan Agreement in the event that, among other things, (i) Behringer Harvard Buena Vista Plaza LP files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the Buena Vista Plaza Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Buena Vista Plaza LP or any of its affiliates. Our Indemnity Agreement has been filed as Exhibit 99.5 to this Form 8-K and is incorporated herein by reference.

Additionally, on July 27, 2005, we borrowed $58,300,000 under a loan agreement (the "Lawson Commons Loan Agreement") with Bear Stearns Commercial Mortgage, Inc. (the "Lawson Commons Lender") through Behringer Harvard Lawson Commons, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. Lawson Commons, which we acquired on June 10, 2005, is held as collateral for the Lawson Commons Loan Agreement. The interest rate under the loan is fixed at 5.528% per annum. Monthly payments of interest are required through August 2010, with monthly payments of $332,046 required beginning September 2010 and continuing to the maturity date, August 1, 2015. Prepayment, in whole or in part, is permitted from and after the third monthly payment date prior to the maturity date, provided that at least thirty days prior written notice is given. The Lawson Commons Loan Agreement has also been filed as Exhibit 99.6 to this Form 8-K and is incorporated by reference.

In addition, we have guaranteed payment of the obligation under the Lawson Commons Loan Agreement in the event that, among other things, (i) Behringer Harvard Lawson Commons, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the Lawson Commons Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Lawson Commons, LLC or any of its affiliates. Our Indemnity Agreement has been filed as Exhibit 99.10 to this Form 8-K and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, we hereby confirm that the required financial statements will be filed on or before October 12, 2005, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Loan Agreement between Bear Stearns Commercial Mortgage, Inc. and Behringer Harvard Buena Vista Plaza LP

99.2   Promissory Note made between Behringer Harvard Buena Vista Plaza LP and Bear Stearns Commercial Mortgage, Inc.

99.3   Deed of Trust and Security Agreement by Behringer Harvard Buena Vista Plaza LP, as grantor to Ticor Title Company of California, as trustee for the benefit of Mortgage

Electronic Registration Systems, Inc. as nominee of Bear Stearns Commercial Mortgage, Inc.

99.4 Assignment of Leases and Rents by Behringer Harvard Buena Vista Plaza LP to Mortgage Electronic Registration Systems, Inc. as nominee of Bear Stearns Commercial Mortgage, Inc.

99.5 Indemnity Agreement by Behringer Harvard Buena Vista Plaza LP and Behringer Harvard REIT I, Inc. in favor of Bear Stearns Commercial Mortgage, Inc.

99.6 Loan Agreement between Bear Stearns Commercial Mortgage, Inc. and Behringer Harvard Lawson Commons, LLC

99.7 Promissory Note made between Behringer Harvard Lawson Commons, LLC and Bear Stearns Commercial Mortgage, Inc.

99.8 Mortgage and Security Agreement by Behringer Harvard Lawson Commons, LLC, as borrower, for the benefit of Mortgage Electronic Registration Systems, Inc. as nominee of Bear Stearns Commercial Mortgage, Inc.

99.9 Assignment of Leases and Rents by Behringer Harvard Lawson Commons, LLC to Mortgage Electronic Registration Systems, Inc. as nominee of Bear Stearns Commercial Mortgage, Inc.

99.10 Indemnity Agreement by Behringer Harvard Lawson Commons, LLC and Behringer Harvard REIT I, Inc. in favor of Bear Stearns Commercial Mortgage, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: August 2, 2005   By: /s/ Gary S. Bresky
                                               Gary S. Bresky
                                               Chief Financial Officer